Exhibit 3.1.9

CERTIFICATE OF AMENDMENT OF
ARTICLES OF INCORPORATION OF
RICEBRAN TECHNOLOGIES

The undersigned, Robert Smith and J. Dale Belt, hereby certify that:

ONE:          Robert Smith is the duly elected President and J. Dale Belt is the duly elected Secretary of RiceBran Technologies, a California corporation (“Corporation”).

TWO:        Article Three of the Articles of Incorporation of the Corporation shall be amended to read in full as follows:

ARTICLE THREE

“This Corporation is hereafter authorized to issue two (2) classes of shares of stock designated respectively “Common Stock” and “Preferred Stock.”  The total number of shares of Common Stock that this Corporation is authorized to issue is fifty million (50,000,000) and the total number of shares of Preferred Stock that this Corporation is authorized to issue is twenty million (20,000,000).

The Preferred Stock may be divided into such number of series as the board of directors may determine.  The board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock.  The board of directors, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.”

THREE:     The foregoing amendment of the Articles of Incorporation has been approved by the board of directors of the Company.

FOUR:       The foregoing amendment of the Articles of Incorporation has been approved by the holders of the requisite number of shares of the corporation in accordance with Sections 902 and 903 of the California Corporations Code.  The total number of outstanding shares entitled to vote with respect to the foregoing amendment was 10,778,219 shares of Common Stock.  The number of shares voting in favor of the foregoing amendment equaled or exceeded the vote required, such required vote being a majority of the outstanding shares of Common Stock.

 [Remainder of the Page Intentionally Left Blank]

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date:  February 15, 2017

/s/ Robert Smith
Robert Smith, President

/s/ J. Dale Belt
J. Dale Belt, Secretary